Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) TRADING STATEMENT AND OPERATIONAL PERFORMANCE FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2023 (FY 2023) Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to advise that it has delivered in line with its cost guidance while production volumes for 2023 were 99.7% of guidance for the year. FY 2023 operational performance Attributable gold equivalent production for FY 2023 is expected to be 2,304koz, a 4% decrease YoY (FY 2022: 2,399koz) while attributable gold equivalent production excluding Asanko for FY 2023 is expected to be 2,244koz, a 3% decrease YoY (FY 2022: 2,322koz), marginally missing the guidance range of 2,250koz – 2,300koz. All-in costs (AIC) for FY 2023 are expected to be US$1,512/oz, 15% higher than FY 2022 (US$1,320/oz), and within the guided range of US$1,480/oz – US$1,520/oz. The YoY increase is mainly due to lower gold sold, higher sustaining capital expenditure and cost of sales before amortisation and depreciation which were partially offset by lower non-sustaining capital expenditure and weaker exchange rates. If the AIC of US$1,512/oz is adjusted for the following items not included in the original guidance: − Asanko; − Windfall; − normalising royalties to the guidance gold price; − adjusting to the guidance exchange rates (R/US$17.00 and US$/A$0.70); and − the net realisable value (NRV) adjustment to stockpiles at Damang, then the revised AIC is US$1,516/oz which is within the guided range. All-in sustaining costs (AISC) for FY 2023 is expected to be US$1,295/oz, 17% higher than FY 2022 (US$1,105/oz), which is below the lower end of the guided range of US$1,300/oz – US$1,340/oz. If the AISC of US$1,295/oz is adjusted for the following items not included in the original guidance: − Asanko, − normalising royalties to the guidance gold price, − adjusting to the guidance exchange rates (R/US$17.00 and US$/A$0.70); and − the NRV adjustment to stockpiles at Damang, then the revised AISC is US$1,317/oz which is within the guidance range.

Q4 2023 operational performance For Q4 2023, attributable gold equivalent production is expected to be 608koz (Q3 2023: 542koz), with AIC for the quarter expected to be US$1,632/oz (Q3 2023: US$1,622/oz). AISC is expected to be US$1,372/oz (Q3 2023: US$1,381/oz). Trading statement Headline earnings Headline earnings per share for FY 2023 are expected to range from US$0.91-0.97 per share (US$0.22-0.28 per share lower), which is 18% to 24% lower than the headline earnings for continuing operations of US$1.19 per share reported for FY 2022. The decrease in headline earnings is driven by the once off net proceeds for the Yamana break fee of US$202m (US$0.23 per share) received in FY 2022. Headline earnings per share for continuing operations for FY 2023 are expected to range from US$0.88-0.94 per share (US$0.24-0.30 per share lower), which is 20% to 25% lower than the headline earnings for continuing operations of US$1.18 per share reported for FY 2022. Headline earnings per share for discontinued operations for FY 2023 are expected to be US$0.03 per share (US$0.02 per share higher), which is 200% higher than the headline earnings for discontinued operations of US$0.01 per share reported for FY 2022. Basic earnings Basic earnings per share for FY 2023 are expected to range from US$0.76- 0.82 per share (US$0.04 per share lower - 0.02 per share higher), which is 5% lower to 3% higher than the basic earnings of US$0.80 per share reported for FY 2022. FY 2023 basic earnings included lower after-tax impairments of assets and investments of US$157 million compared to US$380 million in FY 2022, while the FY2022 basic earnings had included the once- off net proceeds relating to the Yamana break fee of US$202m. Basic earnings per share for continuing operations for FY 2023 are expected to range from US$0.78-0.84 per share (US$0.01 per share lower - 0.05 per share higher), which is 1% lower to 6% higher than the basic earnings of US$0.79 per share from continuing operations reported for FY 2022. The basic loss per share for discontinued operations for FY 2023 is expected to be US$0.02 per share (US$0.03 per share lower), which is 300% lower than the basic earnings for discontinued operations of US$0.01 per share reported for FY 2022. Normalised profit

Normalised profit per share for FY 2023 is expected to range from US$0.98- 1.04 per share (US$0.01-0.07 per share higher), which is 1% to 7% higher than the normalised profit of US$0.97 per share reported for FY 2022. Normalised profit per share for continuing operations for FY 2023 is expected to range from US$0.95-1.01 per share (US$0.01 lower-0.05 per share higher), which is 1% lower to 5% higher than the normalised profit for continuing operations of US$0.96 per share reported for FY 2022. Normalised profit per share for discontinued operations FY 2023 is expected to be US$0.03 per share (US$0.02 per share higher), which is 200% higher than the normalised profit for discontinued operations of US$0.01 per share reported for FY 2022. The financial and operational information on which this trading statement is based has not been reviewed, nor reported on, by the Company’s external auditors. Gold Fields expects to release FY 2023 financial results on Thursday, 22 February 2024. 13 February 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor enquiries: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 9503 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com